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                                                                       EXHIBIT 5

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
- --------------------------------------x
B.U.S. ENVIRONMENTAL SERVICES, INC.   :

                     Plaintiff,       :

           -against-                  :           Civ. Action No.
                                                  96 Civ. 4754 (DC)
HORSEHEAD RESOURCE DEVELOPMENT        :           COMPLAINT
COMPANY INC. and HORSEHEAD
INDUSTRIES, INC.,                     :

                     Defendants.
- --------------------------------------x

         Plaintiff B.U.S. Environmental Services, Inc. ("B.U.S."), by and through its attorneys Kaye, Scholer, Fierman, Hays & Handler, LLP, for its complaint against defendants allege upon knowledge as to plaintiff and otherwise upon information and belief as follows:

                              NATURE OF THE ACTION

         1. This action seeks injunctive relief to remedy violations of the federal securities laws, and breaches of fiduciary and contractual obligations committed by defendant Horsehead Resource Development Company, Inc. ("HRD"), acting in concert with its controlling shareholder, defendant Horsehead Industries, Inc. ("HII"). As detailed more fully below, HRD and HII have unlawfully and coercively structured the terms and manipulated the timing of a tender offer by HRD for shares of its common stock in order to deprive B.U.S. -- which is an owner of HRD common stock -- of the opportunity to participate in the tender offer, in violation of the Williams Act and state common law.

         2. Defendants' conduct in connection with the tender offer is a naked attempt to "whipsaw" B.U.S. into being left holding its HRD stock by (i) structuring the tender offer so that HRD can reject a tender by B.U.S. because of an alleged right of first refusal in favor of HII;
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and (ii) then, after the tender offer closes, having HII decline to exercise the right of first refusal. Thus, HRD and HII have structured a tender offer for HRD stock that expires before the time within which HII and HRD claim that HII's purported right of first refusal expires, thereby allowing HRD to reject a tender by B.U.S. of its HRD shares because those shares are supposedly "encumbered" by the right of first refusal.

         3. Defendants' discriminatory intent in this regard is made crystal clear in the tender offer itself: HRD (and HII) have unabashedly reserved the right to rescind the offer altogether if B.U.S. were to tender any shares in response to the offer. This so-called "condition" of the tender offer makes clear that HRD and HII mean to defeat B.U.S.'s participation in the tender offer altogether -- even at the cost of terminating an offer that HRD and HII have concluded is in the "best interests" of the public shareholders.

         4. HRD's and HII's manipulation of the structure and timing of the tender offer is simply an end-run around the "All Holders Rule," a provision of the Williams Act expressly designed to protect shareholders from discriminatory treatment by the tender offeror. Under the All Holders Rule, a tender offeror may not discriminate among the same class of stockholders; in other words, all shareholders of the same class of stock must be treated equally. Here, B.U.S.'s common stock will be treated drastically different from the common stock of all the HRD shareholders. Thus HRD and HII have unlawfully structured the self tender in such a way as to eviscerate the protections of the "All Holders Rule," and their conduct is a breach of the Shareholders Agreement and the covenant of good faith and fair dealing thereunder. In addition, HRD's refusal to accept the HRD shares tendered by B.U.S. violates B.U.S.'s contractual rights under the terms of the tender offer, and HII's conduct has clearly breached its fiduciary duty, as

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HRD's majority shareholder, to B.U.S., a minority shareholder. Finally, HII's conduct has tortiously interfered with B.U.S.'s contractual right to receive the benefits of the tender offer.

         5. Unless injunctive relief is granted now, B.U.S. will lose its ability to exchange its shares pursuant to the terms of the tender offer. That is so because by the time that HII decides whether or not to exercise its purported right of first refusal -- which does not apply here but, nonetheless, HII claims it has 30 days to exercise -- the tender offer will have been closed and consummated. While HII takes its purported full 30 days to announce the foregone conclusion that it will not exercise its right of first refusal, the tender offer -- and B.U.S.'s right to sell into it -- will have come and gone. And subsequently when HII ultimately announces its decision not to exercise its right of first refusal, that decision will be meaningless, since B.U.S.'s shares will have already been rejected and be deemed ineligible to participate in the tender offer, and there will be no further opportunity to re-tender in a closed offer.

         6. Moreover, B.U.S. will be irreparably harmed if it is excluded from participating in the tender offer because, if defendants are successful in preventing B.U.S. from participating in the tender offer, B.U.S. will be left with shares in a company with no public shareholders. HRD has already admitted that it "intends to delist the shares from the Nasdaq Stock Market National Market" and deregister the company from the reporting requirements under the Securities Exchange Act of 1934. Delisting HRD's shares, by itself, constitutes irreparable harm because, with no public market for HRD's shares, B.U.S. will have no ability to sell its stock to another buyer without the consent of HII, the very party which dictated the discriminatory terms and conditions of this tender offer; B.U.S. will have forever lost the right

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to sell its stock at this time for these terms. Moreover, in the absence of a liquid market for the trading of HRD's shares, it will be difficult to assess the value of B.U.S.'s HRD shares.

         7. By this action, B.U.S. seeks only to ensure that either HRD or HII buy the HRD shares tendered by B.U.S. pursuant to the terms of the tender offer. If HII truly believes that it has a right of first refusal, then it should either exercise or decline that right. If the "right" is exercised, then HII is the buyer of B.U.S.'s tendered shares; if the "right" is declined, then HRD is the purchaser of the shares pursuant to the terms of the tender offer.

         8. Accordingly, B.U.S. seeks judgment either (i) compelling HII to purchase, pursuant to the so-called right of first refusal, the shares of HRD stock that B.U.S. validly tendered pursuant to the terms of the tender offer or, alternatively, (ii) compelling HRD to purchase those shares pursuant to the tender offer. To maintain the status quo, plaintiff seeks a temporary restraining order enjoining HRD from accepting or rejecting the tender of any HRD shares pursuant to its tender offer or making payment for such shares, including giving notice to Chemical Mellon Shareholder Services, L.L.C., the depositary for the Offer, until HII first provides B.U.S. with written notice of its decision whether or not to exercise its purported right of first refusal under the Shareholders Agreement.

                                   THE PARTIES

         9. Plaintiff B.U.S. Environmental Services, Inc. ("B.U.S.") is a corporation organized and existing under the laws of the State of Delaware, with its principal place of business in Germany. Since July 1990, B.U.S. was the owner of 16,250,000 shares, or approximately 44.9% of the outstanding shares, of HRD.

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         10.      Defendant Horsehead Resource Development Company, Inc. ("HRD")
is a corporation organized and existing under the laws of Delaware, with its principal place of business in New York. HRD is a public corporation, with more than 50% of HRD's shares beneficially owned by defendant HII and approximately 4.8% of HRD's shares owned by public shareholders. The shares of HRD are publicly traded on the NASDAQ Stock Market.

         11. Defendant Horsehead Industries, Inc. ("HII") is a corporation organized and existing under the laws of the State of Delaware, with its principal place of business in New York. At all times relevant herein, HII has dominated and controlled HRD. In addition to HII's majority stock ownership, HII has also appointed 6 of the 8 current members of HRD's Board of Directors, HII's chairman and chief executive officer, William E. Flaherty, is the chairman of HRD's Board of Directors, and a number of HII's other officers and directors are officers or directors of HRD.

                             JURISDICTION AND VENUE

         12. This Court has jurisdiction over this action under Section 27 of the Securities Exchange Act of 1934, 15 U.S.C. Section 78aa, under principles of federal question jurisdiction, 28 U.S.C. Sections 1331 & 1337, and under principles of supplemental jurisdiction.

         13. Venue is proper in this district pursuant to Section 27 of the Securities Exchange Act of 1934, 15 U.S.C. Section 78aa, and 28 U.S.C. Section 1391.

                          FACTS RELEVANT TO ALL CLAIMS

         14. HRD was formed in 1986 as a wholly-owned subsidiary of HII. In 1988, B.U.S. acquired 20% of the common stock of HRD pursuant to a Stock Purchase Agreement. At the time of this purchase, HRD was a "private" company, whose stock was not publicly traded on any stock market.

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THE SHAREHOLDERS AGREEMENT

         15. At or about the time of this acquisition, HRD, HII and B.U.S. entered into a Shareholders Agreement, dated July 26, 1988 (the "Shareholders Agreement"). That agreement expressly contemplated a future initial public offering of HRD stock, at which time B.U.S. would be entitled to purchase a number of HRD shares sufficient to obtain a percentage ownership equal to that of HII.

         16. The Shareholders Agreement included a limited restriction on HII's and B.U.S.'s ability to transfer their HRD shares. Thus, Section 1.2 of the Shareholders Agreement provides for a "right of first refusal" in certain circumstances, as follows:

                  Right of First Refusal. (a) If a Shareholder (a "Selling Shareholder") desires to transfer Shares at any time pursuant to a bona fide written offer (an "Offer") to purchase some or all of its shares for cash, the Selling Stockholder shall give written notice thereof (the "Notice") to the other Shareholders, attaching a copy of such Offer. Each of the other Shareholders may elect, by written notice given to the Selling Shareholder within 30 days after the date of the Notice, to purchase (and/or, if a member of the Horsehead Group is the Selling Shareholder, subject to Section 1.2(c), cause a nominee approved by the Selling Shareholder to purchase, which approval shall not be unreasonably withheld) all of the Shares proposed to be sold pursuant to the Offer at the same price per Share and on the same terms and conditions set forth in the Offer. If the other shareholders do not elect to purchase (and/or have their nominees purchase) all of the Shares referred to in the Notice within such 30-day period, the Selling Shareholder shall have the right to sell all of such Shares to the party making the Offer, at the price and on the terms set forth in the Notice, at any time within 60 days after expiration of the 30-day option period. It shall be a condition to the purchase of such Shares that the transferee execute an agreement to be bound by the provision of this Agreement, including, but not limited to, this Section 1, whereupon such transferee shall be deemed a Shareholder for all purposes of this Agreement.

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         17.      The right of first refusal contained in the Shareholders
Agreement only applies to transfers of HRD shares to third parties, i.e., non-signatories to the Shareholders Agreement.

         18. As HII recently conceded in a New York state court litigation, the restriction on the transfer of the HRD shares was to permit the transfer of HRD shares within the signatories to the Shareholders Agreement, including "Affiliates" of the signatories, but, in the event one side wanted to dispose of its shares to a third party, to give the other side the opportunity to maintain control over the identity of the owner of the shares by purchasing the shares for itself.

         19.      The right of first refusal provision was not intended to apply
- -- and does not apply -- to transactions in HRD stock among the signatories to the Shareholders Agreement, including, but not limited to, a tender offer for HRD shares by HRD.

         20. On or about June 29, 1990, HRD issued a prospectus for the initial public offering of 3,250,000 shares of common stock. Following completion of the offering, HII and B.U.S. each owned approximately 45% of HRD, with the remaining 10% being publicly held. B.U.S. and HII continued to hold equal amounts of HRD's stock until July 1995, when HII purchased additional HRD shares, increasing its present beneficial ownership to 50.3% of HRD's common stock.

HII'S HISTORY OF DOMINATING AND CONTROLLING HRD

         21. HII has historically dominated and controlled the operations, management, and day-to-day affairs of HRD. This is true today, and was true even when HII and B.U.S. each owned approximately 45% of HRD's stock.

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         22.      Thus, even though HII and B.U.S. were then equal shareholders,
HII controlled four of HRD's six seats on the Board of Directors through August 1994, when the Board was expanded.

         23. In fact, even though a proxy fight was averted by HII agreeing to expand the HRD board to nine members, HII continued to dominate and control HRD and its board; of the nine, HII appointed four of its own officers and two supposed "independent" directors, totaling six of the nine members.

         24. And to make clear its control, in March 1996 HII unilaterally removed the one independent director appointed by B.U.S. This removal violated agreements among HRD and its shareholders, and, as described below, was part of HII's efforts to force -- with utter disregard to fairness of price or process
- -- certain transactions upon HRD.

         25. The domination and control of HRD is also evidenced by the fact that, throughout its involvement with HRD, HII, its principals and affiliates have entered into a series of contractual relationships with HRD which have provided clear benefits to HII at the expense of HRD and its other shareholders, including a sales agreement between HRD and one of HII's divisions, Zinc Corporation of America ("ZCA").

HII'S LONG-STANDING SCHEME TO REACQUIRE 100% CONTROL OF HRD

         26. In the latter part of 1993, HII's motivation for its direction and control of HRD's affairs became clear -- HII wanted to re-acquire 100% ownership of HRD at an artificially deflated price.

         27. In a December 7, 1993 presentation to the full board, the directors appointed by HII made a proposal to acquire the public stock of HRD at the low stock price for HRD shares

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- -- a low price they had created through their management of HRD's affairs. The presentation stated:

         At the current stock valuation, HRD derives no benefit from being public . . . . Current valuation represents a 10 multiple on planned
         1994 net income of 13.5 million (@ 42(cent) LME), suggesting that the stock is a good investment, with substantial upside potential when stock prices recover . . . [o]nce HRD has been "redesigned" and zinc prices recover, HRD could re-emerge as a public company either through a direct public offering or a merger with an existing public company.

         28. This 1993 "going private" transaction was created "with the express but undisclosed intention of going public again through a direct public offering of HRD shares or a merger with a publicly-owned company when the price of zinc increased." Thus, HII urged that HRD take advantage of the low stock prices to buy HRD's public stock at a bargain price with every intention of going back to the public once HRD's problems had been "redesigned" or abated.

         29. B.U.S. opposed HII's stock repurchase plan because it was not in the best interests of HRD shareholders, and informed the HII representatives on the HRD board that it would vote against the plan.

         30. When B.U.S.'s opposition to the plan was made known, HII attempted to pressure B.U.S. by unilaterally causing HRD to issue a press release stating that HRD was contemplating a going private transaction in which the public shareholders would receive a cash distribution in exchange for their shares. The press release stated that the board was considering this move because of the "uncertainty of [HRD's] prospects in the current industry environment and the relative illiquidity of its public held shares." This statement contradicted that of HRD's Chief Financial Officer Robert Hoguet in a press release less than a year previously, where he

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stated that the long term outlook for HRD was good because studies showed that mini mills, which use the arc furnace whose dust HRD recycles, are expected to represent up to 60% of U.S. steel production by the end of the decade, rather than the current 37%.

         31. In addition to pressuring B.U.S., the February 1994 press release had the additional effect of painting a negative portrait of HRD, thereby conditioning the public shareholders to accept any forthcoming offer to exchange their shares for cash.

         32. In March 1994, HRD was forced to retract its February 1994 press release after BUS told HII that it would not approve a going private transaction. Although HII was thereby forced to withdraw its going-private plans, those plans were not forgotten -- they were recently resurfaced by the vehicle of the tender offer that HII caused HRD to make.

HII HAS REFUSED TO SHARE RELEVANT
INFORMATION WITH NON-HII DIRECTORS

         33. HII has further abused its control over HRD, and the HRD directors appointed by HII have breached their fiduciary duties to HRD, by impeding HRD directors appointed by B.U.S. from properly discharging their fiduciary duties as directors of HRD.

         34. Following a Board meeting on July 14, 1995, and in an effort to fulfill his fiduciary obligations as directors of HRD, Rolf Kola, a director of HRD appointed by B.U.S., wrote to William E. Flaherty, the chairman of HRD's Board, and requested that HRD's directors receive documents relevant to the EnviroSource litigation. Mr. Kola wrote:

         The only issue of yesterday's Board meeting was the EnviroSource lawsuit against HRD. We have briefly discussed the problems of the lawsuit. In order for us as Directors to be able to develop an educated opinion on the issues, we request again that HRD submit to all directors:

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                  -        a listing of the contracts for the treatment of EAF-
                           dust that HRD has entered into (names may be deleted) with the following specifics:
                  -        number of contracts
                  -        length of individual contracts
                  - specific terms of contracts (that might have a bearing on the issue of the lawsuit)
                  -        a sample of an HRD contract for EAF-dust disposal.

         35. Despite his clear right to such information, and despite the reasonableness of the request, director Kola's request was rejected by Flaherty, who wrote in response simply that "[t]here is no purpose served by sending Directors information on HRD contracts."

HII HAS FURTHER MISUSED HRD'S CORPORATE COUNSEL
AND FUNDS IN AN EFFORT TO BENEFIT HII AT THE EXPENSE OF B.U.S.

         36. On July 28, 1995, five days after the expiration of a Standstill Agreement between HII and B.U.S., which precluded the acquisition of shares in HRD by either party, HII caused HRD's corporate counsel, Martin Nussbaum, to write a letter to Kurt N. Schacht, the General Counsel for the State of Wisconsin Investment Board ("SWIB"), regarding a proposed auction of HRD common shares owned by SWIB to B.U.S. or HII. Representing that he discussed the potential impact of the action with HRD's "independent directors", Nussbaum wrote:

         I understand that a number of HRD senior managers have expressed deep concerns over a change of control of HRD and may very well resign if B.U.S. becomes controlling shareholder. I believe that this concern may be the result of a total lack of information about the new principal stockholders of B.U.S. These people have done nothing to inform the public shareholders or senior management of their intention with respect to HRD. No one knows whether, if it obtains control of HRD, B.U.S. will seek to liquidate HRD, curtail its operations or use it as a source of liquidity to meet its substantial debt (including, acquisition debt). As you can imagine, these issues are of concern to directors of HRD. Indeed, I believe no amended Schedule 13D has ever been filed by B.U.S. which

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         gives any meaningful disclosures concerning the principal stockholders of B.U.S.

         37. Nussbaum's letter contains numerous misrepresentations, and fails to discuss the potentially serious consequences if SWIB sold its HRD stock to HII, a competing bidder, which had substantial debt of its own. Thus, while ostensibly written on behalf of HRD -- which was at the time owned 45% each by B.U.S. and HII -- Nussbaum was clearly doing HII's bidding -- at HRD's expense
- -- regardless of the best interests of HRD and its shareholders as a whole.

         38. While HRD paid for the services of Nussbaum, the clear benefactor of his services has been HII, and not HRD. As a result of Nussbaum's efforts, SWIB subsequently sold its shares to HII, thereby rewarding HII's misuse of HRD's corporate funds and counsel at the expense of HRD and its other shareholders.

HII'S 1995 PURCHASE OF HRD SHARES WAS CONTRARY TO LAW

         39. On August 7, 1995, after B.U.S. learned of HII's bid for the purchase of HRD common stock owned by SWIB, HII was requested to make "full disclosure of the terms and conditions of HII's arrangements with SWIB and HII's intentions with respect to further acquisitions by it of HRD shares, as well as whatever actions it is planning or considering with respect to HRD."

         40. Despite this reasonable demand -- and directly contrary to the position only one week earlier taken by Nussbaum on behalf of HRD (at HII's bidding) -- HII and HRD again simply refused to provide the information requested.

         41. Between July 25, 1995 and August 3, 1995, HII purchased 1,860,900 shares of Common Stock in HRD, which, together with the 16,250,000 shares HII previously owned,

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constitutes 49.98% of the HRD Common Stock outstanding. In addition, during this period, William E. Flaherty, David O. Carpenter, David N. Judelson and Tinkham Veale II -- the controlling shareholders and directors of HII -- acquired
125,000 shares of HRD's common stock, causing the HII "group's" aggregate holdings in HRD to exceed 50%.

         42. Although HII and its individual directors and principal shareholders beneficially own more than 50% of the stock in HRD, they have failed to comply with applicable notification requirements as required by the Hart-Scott-Rodino Act and the rules promulgated thereunder and have, in fact, structured their purchases of HRD stock to avoid Hart-Scott-Rodino notification requirements, all of which has had a potentially negative effect on the company.

         43. These purchases of HRD shares were in breach of HII's and its affiliates' fiduciary duties and constituted a misappropriation of a corporate opportunity.

HII RECYCLES ITS
GOING-PRIVATE PLANS

         44. By early 1996, HII had resolved to try once again to take HRD private -- this time with or without B.U.S.'s consent.

         45. HII's scheme to take HRD private resumed by a letter dated January 4, 1996, in which HRD requested that B.U.S. consider a transaction whereby HRD would acquire ZCA from HII for approximately $350 million. The transaction was proposed by HRD -- at HII's direction -- as a means by which "numerous challenges" supposedly facing HRD could be overcome.

         46. In fact, HII caused HRD to send the January 4, 1996 letter as the first step in HII's plan to take HRD private. Moreover, HII knew that the $350 million price for ZCA was drastically excessive.

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         47.      B.U.S. neither accepted nor rejected the January 4 proposal, but requested certain specific information necessary to evaluate a purchase of ZCA and combination of ZCA and HRD. B.U.S. also requested to be informed whether there were any other transactions planned for HRD -- which would include a going-private transaction. True to its prior history, no information was provided and HRD did all it could to dodge providing answers to these perfectly appropriate questions.

         48. Also in response to the January 4 letter, B.U.S. advised HII that, under Section 4.4 of the Shareholders Agreement, any transaction between HRD and HII -- such as the purchase of ZCA proposed by HRD -- required the approval of HRD's independent directors, which the Shareholders Agreement defines as those directors not nominated by (or affiliated with) HII.

         49. HII rejected B.U.S.'s assertion of rights underSection 4.4 of the Shareholders Agreement, and remarkably took the position that B.U.S. "has no rights per se" under that section.

         50. However, to avoid the potential pit-falls of Section 4.4, HII took the opportunity to remove unilaterally -- without any prior notice to, or discussion with, B.U.S. or the other HRD shareholders -- the only independent director not appointed by HII. This removal was entirely without cause, contrary to law, and undertaken in an effort at vitiating protections afforded B.U.S. by the Shareholders Agreement.

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HII SEEKS TO TAKE HRD
PRIVATE VIA AN ISSUER TENDER OFFER

         51. When it appeared that the proposed ZCA transaction would not be approved, HII elected to have HRD make a tender offer for its public shares in order for HRD to go private.

         52. The proposal to have HRD make a tender offer was literally sprung on B.U.S., and its directors on the HRD board, with virtually no notice or real opportunity for B.U.S. and its directors to participate in a meaningful review of the proposed transaction. Thus, the agenda for the April 30, 1996 meeting of the HRD Board of Directors that was circulated to B.U.S. did not include a reference to any tender offer proposal.

         53. Further, HII orchestrated the April 30 meeting to ensure that B.U.S. would be omitted from any real participation and review of the tender offer proposal. Thus, HII scheduled the Board meeting for a time when HII knew full well that B.U.S.'s directors were not able to be present, and even refused to provide these directors with materials -- available to the other directors -- when B.U.S.'s directors were able to make themselves available to participate in the meeting via telephone.

         54. At the April 30 meeting, the HRD Board of Directors -- dominated and controlled by HII -- approved a resolution (presented for the first time at that meeting) to make a tender offer for the purchase of 1,751,600 shares of HRD held by the public shareholders at a price of $5.75 per share. The two HRD directors appointed by B.U.S. voted against the resolution.

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HRD'S TENDER OFFER

         55. On or about May 16, 1996, HRD made a formal tender offer to purchase 1,751,600 shares of its common stock.

         56. The tender offer makes clear its purpose, which is the very same plan long ago proposed by HII: to take HRD private. Thus, the introduction to the tender offer advises:

         Upon termination of the Offer, the Company intends to delist the Shares from the NASDAQ Stock Market National Market (the "NNM") and to cease to be a reporting company under the Securities Exchange Act of 1934, as amended ("Exchange Act"). Accordingly, no public market for the Shares will exist after the Offer.

         57. Moreover, the tender offer is unambiguously and unabashedly discriminatory towards B.U.S. For example, HII and HRD have reserved the right to rescind the tender offer if B.U.S. were to tender any shares in response. Thus, HII and HRD have imposed a "condition" of the Offer, which provides HRD with the right to terminate the offer if B.U.S. shall have tendered any of its shares. In other words, HRD has contrived to reserve to itself the discretion to terminate an offer that HII and HRD have themselves concluded is "in the best interests of the public stockholders" if B.U.S. did so little as tender some of its HRD shares.

         58. Moreover, HII and HRD structured the tender offer to require that all shareholders must tender their shares within 29 days of the initial notice. Thus, the terms of the tender offer, which were issued on May 16, required a selling shareholder to tender his or her shares by no later than June 14, 1996. This timing provision was inserted by HRD and HII in an effort to set up a basis on which they can argue that B.U.S. literally was not able to tender its shares because of an argument HII would make pursuant to the right of first refusal and Section 1.2 of the Shareholders Agreement.

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         59.      Put succinctly, HII and HRD structured the tender offer to be open for exactly 29 days, until June 14,1996, which would provide HII and HRD with the purported basis that B.U.S. cannot participate in the tender offer because its HRD shares are subject to a right of first refusal that provides HII with a 30-day option on any shares B.U.S. would desire to sell in response to the tender offer. Thus, according to HII and HRD, B.U.S. would not be able to participate in the tender offer because its HRD shares would be "encumbered" by the right of first refusal -- an encumbrance that HII and HRD would argue does not expire until after the termination date they set for the tender offer.

         60. HII and HRD structured the tender offer in an effort to keep B.U.S. from participating in the tender offer.

         61. Section 3 of the tender offer provides for certain withdrawal rights of tendering shareholders. That section states that a tender of shares in response to the offer is "irrevocable," and may not be withdrawn between the expiration date of the offer and July 16, 1996. The tender may be withdrawn as of July 16 only if HRD fails to accept for payment the tendered shares by that date.

         62. This withdrawal provision effectively "locks up" any tendered shares through July 16, 1996; HRD need do nothing in connection with these shares except, if it determines that it will accept the tendered shares, HRD must accept the shares for payment by no later than July 16.

         63. On June 13, 1996, HRD announced that only approximately 320,000 shares had been tendered in response to the offer as of the close of business on June 12. As a result, HRD announced that it was extending the tender offer through June 21, 1996.

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
B.U.S. TENDERS HRD SHARES AFTER HII
REFUSES TO ADVISE WHETHER IT BELIEVES
THE RIGHT OF FIRST REFUSAL IS APPLICABLE

         64. Although the tender offer is dated as of May 16, 1996, B.U.S. did not receive a copy of the tender offer documents until on or about May 18, 1996.

         65. Upon receipt of the tender offer, B.U.S. began consideration of whether to tender any of its HRD shares in response to the offer and, if so, the amount of shares it would tender.

         66. B.U.S. promptly put HII on notice that it was considering tendering some of its HRD shares in response to the tender offer. Thus, by letter dated May 24, 1996, B.U.S. advised HII that it was considering accepting the tender offer.

         67. Also, because B.U.S. was aware that HII might assert a right to purchase any shares tendered by B.U.S. -- even though the right of first refusal in the Shareholders Agreement is not applicable to the tender offer by HRD -- B.U.S. requested that HII advise B.U.S. of whether HII believes "it is entitled to purchase those shares instead of HRD, and does it in fact wish to purchase [B.U.S.'s] shares at the tender offer price?"

         68. HII, continuing its cat-and-mouse game, refused to provide any substantive response to B.U.S.'s reasonable request. Rather, HII asserted that it was "a little confused" regarding the simple question raised in B.U.S.'s May 24 letter, stated that it "will not respond to a hypothetical question" and -- acting as if it somehow were unaware of the HRD tender offer --asserted that it would only respond if B.U.S. "has a specific proposal or intention with regard to its HRD shares."

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
         69. On June 10, 1996, B.U.S. sent a formal letter to HII indicating that B.U.S. desired to sell 2,885,000 shares of its HRD stock pursuant to the tender offer. Again, even though the right of first refusal was inapplicable, and in an effort at avoiding litigation, B.U.S. renewed its request that HII advise whether it wished to purchase the tendered shares at the price and on the terms and conditions set forth in the tender offer.

         70. On June 13, 1996, HII sent B.U.S. a letter that failed to respond to the June 10 letter. Thus, HII refused to say whether it was interested in purchasing B.U.S.'s tendered shares. Instead, HII asserted that B.U.S.'s tender should be subject to the right of first refusal of the Shareholders Agreement.

         71. This June 13 letter was sent by HII to set up the argument by HRD that it could reject B.U.S.'s tender because the tendered shares were "encumbered," since they were allegedly subject to the right of first refusal in favor of HII. The June 13 letter was also sent at a time when HII had already concluded that it would not purchase the shares tendered by B.U.S.

         72. On June 13, 1996, B.U.S. tendered 2,885,000 of its HRD shares pursuant to the tender offer.

         73. On June 24, 1996, HRD announced that it had extended its tender offer to expire at midnight on June 28, 1996. HRD reported that, as of June 21, 1,172,000 shares "had been tendered in response to the offer."

         74. This announcement was false and misleading because it excluded the 2,885,000 shares tendered by B.U.S. in response to the offer.

         75. This press release also clearly indicates that HRD, at HII's direction, will reject the shares tendered by B.U.S.

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
                                CLAIMS FOR RELIEF

                             FIRST CLAIM FOR RELIEF

            (VIOLATION OF THE ALL HOLDERS RULE, 17 C.F.R. 13E-(D)(8)
                             AGAINST ALL DEFENDANTS)

         76. Plaintiff repeats and realleges the allegations contained in Paragraphs 1 through 75 of this Complaint as if set forth fully herein.

         77. 17 C.F.R. 240.13e-(d)(8), known as the All Holders Rule, provides that an issuer's tender offer must be open to all security holders of the class of securities subject to the tender offer.

         78. B.U.S. is a security holder of the class of securities subject to the tender offer.

         79. As described above, HII, acting in concert with HRD, structured and timed the making of HRD's tender offer in such a way as to deprive B.U.S. of the opportunity of participating in the tender offer in violation of the All Holders Rule.

         80. HRD and HII conspired with one another, aided and abetted one another and directly participated together in a scheme to violate the All Holders Rule and deprive B.U.S. of the opportunity to participate in the HRD tender offer.

         81. Plaintiff has been injured by reason of defendants' violation of the All Holders Rule.

         82.      Plaintiff has no adequate remedy at law.

                             SECOND CLAIM FOR RELIEF

                   (BREACH OF CONTRACT AGAINST DEFENDANT HRD)

         83. Plaintiff repeats and realleges the allegations contained in Paragraphs 1 through 82 of this Complaint as if set forth fully herein.

         84.      HRD's offer to purchase shares constituted an offer.

         85. B.U.S.'s tender of shares in response to the HRD offer constituted an acceptance of the offer and created a binding, enforceable contract.

         86. HII has improperly asserted that it has a right of first refusal with respect to the HRD shares tendered by B.U.S. and that HRD's acceptance of shares would be unlawful.

         87. HII, through its stock ownership and board domination of HRD control HRD.

         88. HRD's rejection of B.U.S.'s tender of HRD shares will breach its contract with B.U.S.

         89. Plaintiff has been injured by reason of HRD's breach of contract.

         90.      Plaintiff has no adequate remedy at law.

                             THIRD CLAIM FOR RELIEF

          (BREACH OF IMPLIED COVENANT OF GOOD FAITH AND FAIR DEALING IN
                       TENDER OFFER CONTRACT AGAINST HRD)

         91. Plaintiff repeats and realleges the allegations contained in Paragraphs 1 through 90 of this Complaint as if set forth fully herein.

         92. Every contract contains an implied covenant of good faith and fair dealing.

         93. HRD's failure to accept the tender of HRD shares by B.U.S. or failure to extend the tender offer until such time as its majority and controlling shareholder, HII, decides whether or not to exercise its purported right of first refusal with respect to the HRD shares held by B.U.S. will constitute a breach of the implied covenant of good faith and fair dealing in the contract with B.U.S.

         94. Plaintiff has been injured by reason of HRD's breach of the implied covenant of good faith and fair dealing.

         95.      Plaintiff has no adequate remedy at law.

                             FOURTH CLAIM FOR RELIEF

          (BREACH OF IMPLIED COVENANT OF GOOD FAITH AND FAIR DEALING IN
                   SHAREHOLDERS AGREEMENT AGAINST HRD AND HII)

         96. Plaintiff repeats and realleges the allegations contained in Paragraphs 1 through 95 of this Complaint as if set forth fully herein.

         97. Every contract contains an implied covenant of good faith and fair dealing.

         98. HII and HRD's structuring and manipulation of the terms and timing of the tender offer, and HRD's failure to accept the tender of HRD shares by B.U.S. or failure to extend the tender offer until such time as its majority and controlling shareholder, HII, decides whether or not to exercise its purported right of first refusal with respect to the HRD shares held by B.U.S. constitutes a breach of the implied covenant of good faith and fair dealing in the Shareholders Agreement with B.U.S.

         99. Plaintiff has been injured by reason of HRD's breach of the implied covenant of good faith and fair dealing.

         100.     Plaintiff has no adequate remedy at law.

                             FIFTH CLAIM FOR RELIEF

                (TORTIOUS INTERFERENCE WITH CONTRACT AGAINST HII)

         101. Plaintiff repeats and realleges the allegations contained in Paragraphs 1 through 100 of this Complaint as if set forth fully herein.

         102. As described above, a contract exists between HRD and BUS because HRD has made an offer for the tender of shares and BUS has accepted that offer by tendering its HRD shares to HRD.

         103. HII is aware of the existence of the contract between HRD and B.U.S. and is further aware that BUS has tendered its shares in response to the HRD tender offer.

         104. Through its control of HRD, HII has timed and structured the HRD tender offer so as to deprive B.U.S. of the opportunity to participate in the tender offer.

         105. HII has intentionally structured the HRD tender offer to ensure that HRD cannot accept the B.U.S. tender of shares within the applicable tender offer period because of its purported claim to the HRD shares owned by B.U.S. pursuant to the terms of a Shareholders Agreement.

         106. Under the Shareholders' Agreement, HII is claiming that it has a right of first refusal with respect to the tender of HRD shares by B.U.S. pursuant to the tender offer.

         107. Because the Shareholders' Agreement gives HII thirty days upon which to decide whether or not to exercise its right of first refusal, and because HII structured the timing of the HRD tender offer to require that B.U.S. tender its shares within 29 days of the commencement of the tender offer, HII's actions have intentionally interfered with B.U.S.'s contractual right to participate in the tender offer. HII's actions will cause HRD to breach its contract with B.U.S.

         108. Plaintiff has been injured by reason of HII's tortious interference with the contract.

         109.     Plaintiff has no adequate remedy at law.

                             SIXTH CLAIM FOR RELIEF

        (BREACH OF FIDUCIARY DUTY BY HII, AS MAJORITY SHAREHOLDER OF HRD
                   TO B.U.S., AS MINORITY SHAREHOLDER OF HRD)

         110. Plaintiff repeats and realleges the allegations contained in Paragraphs 1 through 109 of this Complaint as if set forth fully herein.

         111. HII is the owner of 50.3% of the common stock of HRD and control a majority of the seats on HRD's board of directors, thereby exercising control over HRD.

         112. As a majority and controlling shareholder of HRD, HII owes fiduciary duties of honesty, loyalty, good faith and fairness to its minority shareholders, including B.U.S.

         113. HII has breached its fiduciary duties to BUS by dictating the terms and timing of a tender offer made by HRD designed to discriminate against B.U.S. and to deprive B.U.S. of the opportunity of participating in the tender offer.

         114. Plaintiff has been injured by reason of HII's breach of its fiduciary duties to B.U.S.

         115.     Plaintiff has no adequate remedy at law.

                            SEVENTH CLAIM FOR RELIEF

       (DECLARATORY JUDGMENT THAT HII HAS NO RIGHT OF FIRST REFUSAL UNDER
                   SECTION 1.2 OF THE SHAREHOLDERS AGREEMENT)

         116. Plaintiff repeats and realleges the allegations contained in Paragraphs 1 through 115 of this Complaint as if set forth fully herein.

         117. Section 1.2 of the Shareholders Agreement gives HII and HRD a right of first refusal where "a Shareholder (a "Selling Shareholder") desires to transfer Shares at any time pursuant to a bona fide written offer (an "Offer") to purchase some or all of its Shares for cash." It further provides: "the Selling Shareholder shall give written notice thereof (the "Notice") to the other Shareholders . . . Each of the other Shareholders may elect, by written notice given to the Selling Shareholder within 30 days after the date of the Notice, to purchase . . . all of the Shares proposed to be sold pursuant to the Offer at the same price per Share and on the same terms and conditions set forth in the Offer."

         118. HII has taken the position that the right of first refusal contained in Section 1.2 applies to B.U.S.'s tender of HRD shares.

         119. B.U.S. does not believe that HII has any right of first refusal with respect to HRD's tender of shares pursuant to the tender offer.

         120. There is a substantial controversy between B.U.S. and HII concerning whether Section 1.2 applies to B.U.S.'s tender of HRD shares pursuant to the HRD tender offer.

         121. Plaintiff seeks a declaration that HII has no right of first refusal with respect to B.U.S.'s tender of HRD shares pursuant to the HRD tender offer.

                                IRREPARABLE HARM

         122. Unless injunctive relief is granted now, B.U.S. will lose its ability to exchange its shares pursuant to the terms of the tender offer, a right guaranteed by provisions of the Williams Act. That is so because by the time that HII decides whether or not to exercise its purported right of first refusal -- which does not apply here but, nonetheless, HII claims it has 30 days to exercise -- the tender offer will have been closed and consummated. While HII takes its purported full 30 days to announce the foregone conclusion that it will not exercise its right of first refusal, the tender offer -- and B.U.S.'s right to sell into it -- will have passed. And subsequently when HII ultimately announces its decision not to exercise its right of first refusal, that decision will be meaningless, since B.U.S.'s shares will have already been rejected and be deemed ineligible to participate in the tender offer, and there will be no further opportunity to re-tender in a closed offer.

         123. Moreover, B.U.S. will be irreparably harmed if it is excluded from participating in the tender offer because, if defendants are successful in preventing B.U.S. from participating in the tender offer, B.U.S. will be left with shares in a company with no public shareholders. HRD has already admitted that it "intends to delist the shares from the Nasdaq Stock Market National Market" and deregister under the Securities Exchange Act of 1934 (the "Exchange Act"). HRD's decision to delist HRD's shares and deregister under the Exchange Act will leave no public market for the shares. B.U.S. will have no ability to sell its stock to another buyer without the consent of HII, the very party which dictated the discriminatory terms and conditions of this tender offer. Moreover, in the absence of a liquid market for the trading of HRD's shares, it will be difficult to assess the value of B.U.S.'s HRD shares.

         124. Plaintiff B.U.S. prays for judgment and relief from defendants as follows:

         (A) That by reason of defendants' violation of the All Holders Rule, breaches of contract, tortious interference with contract and breach of fiduciary duty, that this Court:

                  (i) compel either HRD to purchase the HRD shares tendered by B.U.S. or, alternatively, require HII to exercise its purported right of first refusal and purchase the HRD shares tendered by B.U.S. pursuant to the terms and conditions of the tender offer;

                  (ii) enjoin defendant HRD, its officers, agents, servants, employees, and attorneys and those persons in active concert or participation with them from accepting or rejecting any shares tendered by HRD shareholders until HII first decides whether or not to exercise its purported right of first refusal under the Shareholders' Agreement;

                  (iii) enjoin defendant HRD, its officers, agents, servants, employees, and attorneys and those persons in active concert or participation with them from making payment for any shares tendered by HRD shareholders until HII first decides whether or not to exercise its purported right of first refusal under the Shareholders' Agreement;

         (B) That this Court grant plaintiff such other and further relief as the Court deems just and proper and provide any and all future relief as this Court may deem just and proper.

         (C) That the Court award plaintiff judgment against defendants jointly and severally for all sums and amounts expended by plaintiffs as a consequence of the conduct

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
described in the Complaint, including costs and expenses, and attorneys, accountants, experts, and other costs of the litigation.

Dated: New York, New York
       June 24, 1996

                                            KAYE, SCHOLER, FIERMAN,
                                              HAYS & HANDLER, LLP

                                            By: /s/ JAMES D. HERSCHLEIN
                                               _________________________________
                                                   James D. Herschlein (JH-6782)

                                            425 Park Avenue
                                            New York, New York  10022
                                            (212) 836-8000

                                            Attorneys for Plaintiff


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